

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2023

Shawn Leon
Chief Executive Officer
ETHEMA HEALTH Corp
950 Evernia Street
West Palm Beach, Florida 33401

> **Re: ETHEMA HEALTH Corp**
> **Offering Statement on Form 1-A**
> **Post Qualification Amendment No. 1**
> **Filed May 4, 2023**
> **File No. 024-12027**

Dear Shawn Leon:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services